LIMITED LIABILITY COMPANY

July 23, 2025

SENT VIA EDGAR PORTAL

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:NV REIT LLC (“NV”)

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed June 17, 2025

File No. 024-12089

Dear Sir/Madam:

This is in response to your letter of July 1, 2025. We have copied below the comments from your letter and provided the company’s response below each comment.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Your Comment #1. – Cover Page

We note your disclosure here and throughout your document that you are offering $75 million of Class A Investor Shares.  However, we note that your disclosure indicates you have made sales in the prior 12 months.  In this regard, we note your disclosure on page F-16 that during the year ended December 31, 2024, you sold Class A investor shares for net process of $1,486,957 and also your disclosure in your 1-SA for the semi-annual period ended June 30, 2024, that during the six months ended June 30, 2024, you sold Class A investor shares for proceeds of $434,275, which indicate that you sold over $1 million of Class A investor shares in the last six months of 2024.  Please revise Items 4 and 6 in Part I and your offering circular throughout to adjust the amount you are offering currently to account for the securities you have already sold within the prior 12 months, or advise.  Refer to Securities Act Rule 251.

Our Response:

The disclosure has been revised.

Your Comment #2 – Risks of Investing, page 6

We note that you have not previously filed a post qualification amendment, as required by Securities Act Rule 252(f)(2)(i), which requires you to file an amendment to update your financial statements at least every 12 months after the qualification date.  Please add disclosure, including risk disclosure, to the extent applicable, to disclose this fact, how the lack of these filings may be inconsistent with rule’s requirement, and any resulting consequences, including any consequences relating to any potential claims for recission or damages. Further, please revise to quantify the amount of securities that you sold subsequent to the one-year anniversary of the qualification date for your initial Regulation A offering.

Our Response:

The requested changes have been made.

Your Comment #3 – Part III – Exhibits, page 72

We not that you have provided an auditor’s consent dated April 9. 2025, and that the consent related to the Form 1-U.  Please provide a currently dated consent that reflects the appropriate form from your auditor in your next amendment.

Our Response:

A revised auditor’s consent has been added.

Your Comment #4 – Signatures, page 73

Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A.  In particular, we note that you have not provided the signature of your principal financial officer and principal accounting officer.

Our Response:

The signature page has been revised.

*****

Please let me know if you have further questions or comments.

Very truly yours,

Lex Nova Law, LLC

Mark Roderick

Markley S. Roderick

MSR/jae

Enclosures

cc:Mr. Jamison Manwaring